Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 16, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 142

Nuveen Balance Sheet Strength Portfolio, 2Q 2016

File Nos. 333-211123 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 142, filed on June 14, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Balance Sheet Strength Portfolio, 2Q 2016 (the “Trust”).

Prospectus

The Goldman Sachs Strong Balance Sheet Basket (pp. 3-4)

1. The first paragraph states: “The securities selected for the portfolio following this date will not necessarily reflect the securities included in the basket due to factors described in ‘Portfolio and Portfolio Methodology.’” Please clarify whether this means that the sponsor does not have to replicate the basket when selecting the Trust’s portfolio. If so, please consider rephrasing this sentence of deleting it because it currently seems like the Trust’s portfolio can be changed or is actively managed.

Response: The sentence has been deleted.

2. In Step Four, please consider revising the first sentence to state: “As of the observation date, after the exclusion of the financials and utilities issuers, the relative weight of each of the eight eligible S&P 500 industry sectors were proportionately re-weighted….” In addition, in the first sentence, you reference “all the companies.” Should this be revised to state “all the eligible companies” or is the re-weighting based on all companies regardless of their short interest percentage?

Response: The disclosure has been revised as requested.

3. Please re-write Step Five to be in plain English. Please consider including an example.

Response: The disclosure has been revised as requested. The following is an illustration of how this step is conducted. If Sector A represents 10% of the basket, the five highest-ranked companies in Sector A would be selected (2% multiplied by 5 companies equals 10% of the basket).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren